UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 11, 2009

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F              ☒                           Form 40-F              ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes         ☐                            No           ☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

INCORPORATION BY REFERENCE

The information contained in this Form 6-K shall be incorporated by reference in the prospectus relating to the Registrant’s debt securities contained in the Registrant’s Registration Statement on Form F-3 (File No. 333-153500), as such prospectus may be amended or supplemented from time to time.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

On November 17, 2008 the Federal Court of Australia approved the share scheme for the merger of Westpac Banking Corporation (“Westpac”) and St.George Bank Limited (“St.George”). Pursuant to the share scheme, holders of St.George ordinary shares received 1.31 Westpac ordinary shares for each St.George ordinary share held on the record date, November 24, 2008.  In connection with the transaction, St.George SAINTS hybrid instruments were purchased by Westpac for A$100 per SAINTS security (plus accrued but unpaid dividends) and St.George award options were cancelled in exchange for Westpac ordinary shares.  St.George shareholders received a final dividend of A$0.94 cents per share for the year ended September 30, 2008 and, in connection with the merger, a special dividend of A$0.31 per share resulting in each St.George shareholder on the record date receiving dividends aggregating A$1.25 per St.George ordinary share.

The following unaudited pro forma combined balance sheet gives effect to the merger as if it occurred on September 30, 2008.  The accompanying unaudited pro forma combined income statement for the year ended September 30, 2008 gives effect to the merger as if it occurred on October 1, 2007. The unaudited pro forma combined financial information is derived from, and should be read in conjunction with, the historical consolidated financial statements of Westpac at and for the year ended September 30, 2008 which is included in Westpac’s Form 20-F for the year ended September 30, 2008 filed with the U.S Securities and Exchange Commission (the “SEC”) on November 6, 2008 (the “Form 20-F”) and the historical consolidated financial statements of St.George at and for the year ended September 30, 2008, which are included in Westpac’s Form 6-K filed on November 17, 2008.  The respective consolidated financial statements of Westpac and St.George were prepared in accordance with Australian equivalents to International Financial Reporting Standards (“A-IFRS”) and also comply with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The unaudited pro forma combined financial information shows the impact of the merger of Westpac and St.George on the combined enterprise’s financial position and results of operations under the purchase method of accounting with Westpac treated as the acquirer. Adjustments have been prepared in accordance with the recognition and measurement principles of A-IFRS and IFRS.  Estimated adjustments have been made to reflect the purchase method of accounting as required by the A-IFRS accounting standard AASB 3: Business Combinations, including adjustments to record the assets and liabilities of St.George at their respective fair values.

AS OF THE DATE HEREOF, WESTPAC HAS NOT FINALIZED THE DETAILED VALUATION NECESSARY TO DETERMINE THE FAIR VALUE OF ASSETS AND LIABILITIES OF ST.GEORGE ACQUIRED BY WESTPAC.  CONSEQUENTLY, THESE ADJUSTMENTS REFLECT MANAGEMENT’S PRELIMINARY ESTIMATES OF FAIR VALUE NECESSARY TO PREPARE THE UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION AND ARE BASED ON INFORMATION AVAILABLE AT THIS TIME.  THESE ALLOCATIONS WILL BE FINALIZED BASED ON VALUATION AND OTHER STUDIES TO BE COMPLETED.  THE ACTUAL ADJUSTMENTS MAY DIFFER

AS ADDITIONAL INFORMATION BECOMES AVAILABLE AND ADDITIONAL ANALYSIS IS PERFORMED BY MANAGEMENT. ACCORDINGLY, THE PURCHASE PRICE ALLOCATION ADJUSTMENTS AND RELATED IMPACTS ON THE UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION ARE PRELIMINARY AND ARE SUBJECT TO REVISION, WHICH MAY BE MATERIAL, AFTER THE COMPLETION OF THE ALLOCATION.  The unaudited pro forma combined financial information is presented in an abbreviated form and therefore does not comply with all presentation and disclosure requirements of IFRS, and the requirements of A-IFRS applicable to annual financial reports prepared in accordance with the Corporations Act 2001 of Australia.

THIS UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION IS FOR ILLUSTRATIVE INFORMATIONAL PURPOSES ONLY AND IS NOT NECESSARILY INDICATIVE OF THE RESULTS OF OPERATIONS THAT WOULD HAVE BEEN ACHIEVED HAD THE MERGER ACTUALLY TAKEN PLACE AT THE DATES INDICATED, AND DOES NOT PURPORT TO BE INDICATIVE OF THE FUTURE FINANCIAL POSITION OR OPERATING RESULTS. ACTUAL ADJUSTMENTS MAY DIFFER FROM THE PRO FORMA ADJUSTMENTS. In this regard, the unaudited pro forma combined financial information does not give effect to (i) any integration costs that may be incurred as a result of the merger, (ii) potential future operating costs and wholesale funding synergies, that may result from the merger, (iii) any allowance for revenue attrition or revenue opportunities that may be derived from the combined enterprise’s plans for growth, (iv) changes in estimates subsequent to the dates of such financial information, (v) restructuring charges that may be incurred to fully integrate and operate the combined enterprise more efficiently, or (vi) possible changes in the capital structure of the combined enterprise. FUTURE OPERATING RESULTS MAY DIFFER MATERIALLY FROM THE UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION PRESENTED BELOW DUE TO VARIOUS FACTORS INCLUDING THOSE DESCRIBED UNDER THE CAPTIONS “RISK FACTORS”, AND “DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS” AND ELSEWHERE IN WESTPAC’S ANNUAL REPORT ON FORM 20-F.

In this Report on Form 6-K, all references to “A$” are to Australian dollars.

Unaudited pro forma combined income statement for the year ended September 30, 2008

	Westpac Consolidated	St.George Consolidated			Combined pro forma
Currency: A$m	Year ended September 30, 2008	Year ended September 30, 2008	Pro forma Adjustments	Notes	Year ended September 30, 2008	Notes
Interest income	29,081	10,710	(116)	(g)	39,824
			116	(h)
			33	(i)
Interest expense	(21,859)	(8,237)	229	(j)	(30,184)
			(290)	(k)
			(27)	(l)
Net interest income	7,222	2,473	(55)		9,640
Non-interest income	4,198	1,133	—		5,331
Net operating income before operating expenses and impairment charges	11,420	3,606	(55)		14,971
Operating expenses	(5,270)	(1,453)	(208)	(m)	(6,916)
			15	(n)
Impairment charges	(931)	(291)	—		(1,222)
Profit before income tax	5,219	1,862	(248)		6,833
Income tax expense	(1,287)	(656)	75	(o)	(1,868)
Net profit for the year	3,932	1,206	(173)		4,965
Profit attributable to minority interests	(73)	(1)	—		(74)
Net profit attributable to equity holders	3,859	1,205	(173)		4,891

Earnings (in cents) per share
Basic	206.0	210.6			183.8	(q)
Diluted	200.1	209.2			179.6	(r)

Average ordinary shares outstanding (millions)	1,871	557	173	(p)	2,601	(p)
Average diluted ordinary shares outstanding (millions)	1,967	596	184	(p)	2,747	(p)

Summary pro forma adjustments, which includes a description of each of the footnotes above, is an integral part of these statements

Unaudited pro forma combined balance sheet as at September 30, 2008

	Westpac Consolidated	St George Consolidated					Combined pro forma
Currency: A$m	As at September 30, 2008	As at September 30, 2008	Reporting reclassification	Notes	Pro forma adjustments	Notes	As at September 30, 2008
Assets
Cash and balances with central banks	4,809	2,672	(493)	(a)	(45)	(u)	3,925
			(1,959)	(b)	(350)	(s)
					(709)	(t)
Due from other financial institutions	21,345	305	493	(a)			32,323
			10,180	(c)
Derivative financial instruments	34,810	3,389					38,199
Trading securities	39,534		1,959	(b)			41,493
Other financial assets designated at fair value	2,547	15,605	(10,180)	(c)			7,924
			(48)	(f)
Available for sale securities	1,613	2,810			(148)	(x)	4,275
Loans	313,545	97,721	22,263	(d)	30	(y)	433,281
					(278)	(z)
Bank acceptances of customers		22,263	(22,263)	(d)
Life insurance assets	12,547		57	(f)			12,604
Regulatory deposits with central banks overseas	927						927
Goodwill	2,425	1,186	2	(e)	4,379	(s),(u),(v),(w),(x),(y), (z),(aa), (bb),(cc),(dd),(ee),(ff),(gg), (hh)	7,992
Other intangible assets	564	192			2,410	(aa)	3,105
					(61)	(bb)
Property, plant and equipment	505	331					836
Current tax assets	77						77
Deferred tax assets	628	244			(589)	(gg)	283
Other assets	3,672	662	(9)	(f)	(14)	(cc)	4,311
Total assets	439,548	147,380	2		4,625		591,555
Liabilities
Due to other financial institutions	15,861	1,786					17,647
Deposits	233,730	90,201			229	(dd)	324,160
Derivative financial instruments	24,970	2,291					27,261
Trading liabilities and other financial liabilities designated at fair value	16,689						16,689
Debt issues	96,398	37,760			(726)	(ee)	133,432
Acceptances	3,971	3,970					7,941
Life insurance liabilities	11,953	—	38	(f)			11,991
Provisions	1,106						1,106
Other liabilities	6,380	1,124	(38)	(f)			7,466
Total liabilities excluding loan capital	411,058	137,132			(497)		547,693
Loan Capital
Total loan capital	8,718	3,245	150	(e)	(150)	(ff)	11,963
Total liabilities	419,776	140,377	150		(647)		559,656
Net assets	19,772	7,003	(148)		5,272		31,899
Shareholders’ equity
Ordinary share capital (less treasury shares)	6,593	5,123			(5,123)	(hh)	18,709
					12,116	(v)
Preference share capital		493	(148)	(e)	(345)	(s)	—
Reserves	256	130			(130)	(hh)	260
					4	(w)
Retained profits	10,999	1,250			(541)	(hh)	10,999
					(709)	(t)
Total equity attributable to equity holders of parent entity	17,848	6,996	(148)		5,272		29,968
Minority interests	1,924	7	—				1,931
Total shareholders’ equity and minority interests	19,772	7,003	(148)		5,272		31,899

Summary pro forma adjustments, which includes a description of each of the footnotes above, is an integral part of these statements.

Notes to the Unaudited Pro Forma Combined Financial Information

1.                                      Basis of preparation

The unaudited pro forma combined financial information relating to the merger is presented as at and for the year ended September 30, 2008. The Reporting reclassification column represents the change in presentation of certain amounts in the historical consolidated financial statements of St.George to align with the presentation of Westpac and the preliminary presentation for the combined enterprise. For purposes of identifying the reclassification between line items on the unaudited pro forma combined balance sheet, letter references are provided, which are further explained below. These adjustments do not impact the unaudited pro forma combined income statement. The presentation of the combined enterprise’s financial statements will be completed by the time Westpac presents its March 31, 2009 interim financial report.

Following a review of accounting policies as disclosed in St.George’s audited financial statements for the year ended September 30, 2008, the accounting policies of St.George and Westpac are not considered to be materially different. Therefore, no adjustments have been made to the pro forma combined financial information to align accounting policies.

There were no material transactions or balances between Westpac and St.George requiring elimination in the unaudited pro forma combined income statement or balance sheet.

An analysis of the purchase consideration (including transaction costs) is presented below (in millions of Australian dollars, except for share and per share amounts):

		A$ (millions)
Number of St.George ordinary shares outstanding on the record date	566,865,844
Less: Number of St.George ordinary shares held by the St.George employee share trust (accounted for as treasury shares)	(135,126)
Number of St.George ordinary shares outstanding on the record date held by parties external to the combined enterprise	566,730,718

Exchange ratio (number of Westpac ordinary shares for each St.George ordinary share)	1.31

Total number of Westpac ordinary shares issued	742,417,241
Westpac ordinary share closing price on November 17, 2008 (A$)	16.32

Purchase consideration for St.George ordinary shares		12,116

Westpac ordinary shares exchanged for cancelled St.George award options refer to pro forma adjustment note (w) below		6
Less: Associated tax benefit		(2)

Purchase consideration before estimated transaction costs		12,120

Estimated transaction costs		45
Total purchase consideration		12,165

Westpac paid the holders of the outstanding St.George SAINTS securities A$350 million, plus accrued but unpaid dividends, on the scheme implementation date December 1, 2008.  The purchase of SAINTS by Westpac occurred in conjunction with the share scheme and, as a result, adjustments have been made in the unaudited pro forma combined balance sheet presented above. On November 20, 2008, St.George confirmed its intention to redeem the remaining outstanding hybrid instruments, consisting of Stapled Preferred Securities (“SPS”), Converting Preference Shares I (“CPS I”) and Converting Preference Shares II (“CPS II”), for their face value plus accrued but unpaid dividends.  As a consequence, the SPS included in St.George’s balance sheet as part of shareholders’ equity have been reclassified and are presented as part of the combined enterprise’s liabilities.  CPS I and CPS II remain as liabilities of the combined enterprise.  For balances reclassified, the restated amount is the redemption amount, with differences to carrying value being included as part of goodwill.  No further adjustments to the St.George hybrid instruments have been reflected in the unaudited pro forma combined financial information as the timing and terms of any redemption have not yet been finalized.  Differences in the pricing of any replacement instruments are not expected to be material to the unaudited pro forma combined financial statements and as a consequence have not been incorporated.

The merger will be accounted for using the purchase method of accounting requiring the fair value of the assets (including identified intangible assets) and liabilities of St.George to be determined as of the date of the acquisition November 17, 2008 and such currently estimated adjustments have been applied to the unaudited pro forma combined financial information as at September 30, 2008 and, where relevant, for the year ended September 30, 2008. Associated deferred tax assets and liabilities have also been recognized, where appropriate.  No deferred tax liability has been recognized for indefinite life intangible assets including brands.  The unaudited pro forma combined income statement reflects the reversal of deferred tax balances that were recognized as a consequence of the merger for the year ended September 30, 2008.  Upon redemption of the St.George hybrid instruments, St.George will join the Westpac tax consolidated group, which will result in the reset of the tax base of certain of St.George’s assets.  No adjustment has been made to estimate the reset tax base of St.George assets for the purposes of preparing the pro forma combined financial statements as the financial effect of joining the tax consolidated group has not been finalized.  When the reset tax bases are finalized, they may result in material adjustments to certain deferred tax balances recognized in the pro forma combined financial statements, with a corresponding adjustment to goodwill.  The excess of the consideration paid over St.George’s identifiable net assets acquired (after recognition of the adjustments noted above) has been allocated to goodwill.

Pursuant to A-IFRS, goodwill and certain indefinite-life intangible assets are not amortized. Instead, impairment tests are performed at least annually or more frequently if circumstances indicate an impairment event may have occurred. If impairment exists, the carrying amount of goodwill and certain indefinite-life intangible assets are immediately written down through a current charge to earnings. Accordingly, the goodwill and certain indefinite-life intangibles arising from the merger will be subject to an impairment test at least annually.  Goodwill reflects the anticipated benefits associated with the merger that is not attributable to any identifiable assets or liabilities acquired.  Goodwill that arises in a business combination is required to be attributed to the combined enterprise’s cash generating units based upon the synergistic benefits that have arisen from the acquisition.  A cash generating unit is a separate group of assets that generates cash flows independently of other parts of the business.  Westpac management has not finalized the allocation of goodwill to separate cash generating units.  This exercise will be completed by September 30, 2009.

All pro forma adjustments to the unaudited pro forma combined income statement are deemed to have recurring effects.  The individual pro forma adjustments are further described in the following footnotes.

The unaudited pro forma combined financial information includes estimated adjustments to record the assets and liabilities of St.George at their respective fair values and represents management’s best estimates based on information available at this time. The pro forma adjustments may be revised as additional information becomes available and additional analysis is performed. The income statement adjustments are derived from these estimates and are also subject to change.  The final allocation of the purchase price will be determined after completion of a final analysis to determine the fair values of St.George’s identifiable assets and liabilities as of the date of acquisition.  The final purchase accounting adjustments may be materially different from the pro forma adjustments presented in this document. Increases or decreases in the fair value of certain balance sheet amounts including, amongst other items, available for sale investments, loans, debt issues, loan capital, core deposit and other related intangible assets will result in adjustments to the balance sheet and income statement. Such adjustments compared to the information shown in this document may change the amount of the purchase price allocated to goodwill and other assets and liabilities and may impact the income statement due to adjustments in yield and/or amortization of the adjusted assets or liabilities.

The pro forma adjustments described below include those that relate to reporting reclassifications, income statement and balance sheet adjustments to effect the merger.

2.                                      Reporting reclassifications

The pro forma adjustments that relate to reporting reclassifications in the unaudited pro forma combined balance sheet are as follows:

a)	To reclassify A$493 million from St.George’s cash and balances with central banks to due from other financial institutions to align with Westpac’s balance sheet classification.

b)

To reclassify A$1,959 million of securities purchased under repurchase agreements from St.George’s cash and balances with central banks to trading securities to align with Westpac’s balance sheet classification.

c)

To reclassify A$10,810 million of certificates of deposit from St.George’s financial assets designated at fair value to due from other financial institutions to align with Westpac’s balance sheet classification.

d)	To reclassify A$22,263 million from St.George’s bank acceptances of customers to loans to align with Westpac’s balance sheet classification.

e)

To reclassify the St.George SPS of A$148 million from share capital to loan capital reflecting the public announcement of the intention to redeem the equity instruments following the merger. The difference between the carrying amount and the issue proceeds has been recognized as an adjustment to goodwill.

f)

To reclassify St.George’s life insurance assets from financial assets designated at fair value and other assets and life insurance liabilities from other liabilities to align with Westpac’s balance sheet presentation.

3.                                      Allocation of purchase consideration

The purchase consideration (including transaction costs) of A$12,165 million has been preliminarily allocated to the acquired net assets of St.George as follows:

	A$ (millions)	A$ (millions)
Total purchase price (as determined in the table above):		12,165

St.George shareholder equity	6,996
Less: St.George final and special dividend	(709)
Less: St.George SPS reclassified from equity to debt	(150)
Less: St.George SAINTS purchased December 1, 2008	(350)
Less: St.George pre-existing goodwill	(1,186)

Estimated adjustments to reflect assets acquired at fair value:
Available for sale securities	(148)
Loans	30
Bank acceptances of customers (included within loans)	(278)
Identifiable intangibles	2,349
Net deferred tax assets	(589)
Other assets	(14)

Estimated amounts allocated to liabilities assumed at fair value:
Deposits	(229)
Debt issues	726
Loan capital	150
Goodwill resulting from the merger		5,567
Westpac existing goodwill		2,425
Combined enterprise’s goodwill		7,992

4.                                      Summary pro forma adjustments

Unaudited pro forma combined income statement

The pro forma adjustments included in the unaudited pro forma combined income statement are as follows:

g)

To reduce interest income as a consequence of fair valuing the St.George loan portfolio. The adjustment will reverse over the estimated remaining life of the loan portfolio of 2.5 years. The impact of this adjustment will reduce profit before income tax by A$116 million for the year ended September 30, 2008.

h)

To increase interest income as a consequence of fair valuing the St.George acceptances of customers included within loans. The adjustment will reverse over the estimated remaining life of the portfolio of 2.4 years. The impact of this adjustment will increase profit before income tax by A$116 million for the year ended September 30, 2008.

i)

To increase interest income as a consequence of re-estimating the fair value of the St.George available for sale portfolio. The adjustment will reverse over the estimated remaining life of the portfolio of 4.5 years. The impact of this adjustment will increase profit before income tax by A$33 million for the year ended September 30, 2008.

j)

To reduce interest expense as a consequence of fair valuing the St.George deposits and other liabilities balance. The adjustment will reverse over the average remaining term of the related financial liabilities of 1 year. The impact of this adjustment will increase profit before income tax by A$229 million.

k)

To increase interest expense as a consequence of fair valuing the St.George debt issues balance. The adjustment will reverse over the average remaining term, estimated to be 2.5 years. The impact of this adjustment will reduce profit before income tax expense by A$290 million.

l)

To increase interest expense as a consequence of fair valuing the St.George subordinated debt balance, included within loan capital. The adjustment will reverse over the average remaining term of the debt of 5.5 years. The impact of this adjustment will reduce profit before income tax by A$27 million.

m)

To recognise the amortization of finite life intangible assets that arose as a consequence of the merger. Management estimates that intangibles will be amortized over periods ranging between 4 and 9 years.

n)	To adjust the amortization of software as a consequence of fair valuing the St.George software balance. The adjusted carrying value of software will be amortized over periods of approximately 4 years.

o)

To recognize the pro forma tax effect of the pro forma fair value adjustments and amortization of finite life intangibles. Deferred tax liabilities have been recognized using the Australian statutory tax rate of 30%.

p)

The increase in weighted average number of shares has been calculated by applying the exchange ratio of 1.31 to St.George’s historical weighted average number of shares for the year ended September 30, 2008. Weighted average shares for the combined enterprise has been calculated by combining the historical weighted average shares outstanding for the respective enterprises for the year ended September 30, 2008, after giving effect to the exchange of Westpac ordinary shares for each St.George ordinary share.

q)	Earnings per share has been computed based on the unaudited pro forma combined income statement of the combined enterprise, after considering the acquisition accounting adjustments noted above.

r)	Diluted earnings per share has been calculated after including the impact all potentially dilutive instruments of Westpac and St.George that were outstanding during the year ended September 30, 2008.

Unaudited pro forma combined balance sheet

The pro forma adjustments included in the unaudited pro forma combined balance sheet are as follows:

s)

To reflect the St.George SAINTS purchased by Westpac for cash of A$350 million, which occurred on December 1, 2008. Any difference between the carrying amount and the face value has been recognized as an adjustment to goodwill.

t)	To adjust for the final and special dividend of St.George in aggregate amounting to A$709 million, through the payment of cash.

u)

To adjust for Westpac’s estimated payment of transaction costs of A$45 million out of cash and balances with central banks. These transaction costs are included as part of the purchase consideration.  Transaction costs of St.George have been expensed as incurred as they are not expected to be material.

v)

To recognize the value of Westpac ordinary shares issued on the acquisition date. The value is calculated as the number of new Westpac ordinary shares delivered to St.George shareholders in exchange for their St.George ordinary shares of 742 million, multiplied by the closing Westpac ordinary share price of A$16.32.

w)

To increase the purchase consideration for the value of the Westpac ordinary shares exchanged for St.George award options held by St.George employees, including vested St.George award options and the proportion of the unvested award options attributable to the vesting period prior to the merger.  The adjustment is reflected after any associated tax benefits.

x)

To adjust St.George’s available for sale assets on November 17, 2008 based on estimates that Westpac would apply to measure similar assets.  The adjustment is preliminary, and takes into consideration changes in fair value subsequent to September 30, 2008 and is estimated to reduce the balance by A$148 million.  The adjustment increases net interest income over the weighted average life of the portfolio of 4.5 years.

y)

To adjust the St.George loan portfolio to fair value.  The adjustment to recognize St.George’s loan portfolio at fair value is comprised of two components (i) an estimated decrease in loan balances of between A$210 million and A$310 million due to an increase in St.George’s credit provisions at November 17, 2008 and (ii) an estimated increase to loan balances of A$290 million as a result of measuring the loan portfolio using current market interest rates and margins.  The net adjustment is preliminary and could result in either a A$80 million increase in the loan balance or a A$20 million decrease in the balance. For the purposes of the pro forma balance sheet the net adjustment is a A$30 million increase in the balance.  The adjustment for current market interest rates and margins decreases net interest income over the estimated weighted average life of the portfolio of 2.5 years.

z)	To adjust the St.George bank acceptances of customers included within loans to fair value. The adjustment increases net interest income over the weighted average life of the portfolio of 2.4 years.

aa)

To recognize identifiable intangible assets of St.George in applying the purchase method of accounting.  The adjustments are based on current assumptions and valuations, which are subject to change.  The value of identifiable intangible assets that were not previously recognised by St.George is estimated to be between A$2.2 and A$2.6 billion.  This consists of core deposit intangibles (range between A$1.4 and A$1.6 billion), distribution relationship intangible assets (range between A$167 and A$215 million) credit card related intangibles (range between A$73 and A$104 million).  Management estimates that intangibles will be amortized over periods not exceeding 9 years.  Also included is an indefinite life intangible for the St.George and BankSA brand of between A$564 and A$708 million.  As a preliminary estimate, prior to finalization of the valuations, the unaudited pro forma combined balance sheet has been adjusted by the mid-point in the ranges above.

bb)	To adjust the carrying value of St.George’s software to fair value. The adjusted carrying value of software will be amortized over periods of up to 4 years.

cc)	To fair value St.George’s investments in associates. The adjustment does not have a recurring effect.

dd)	To fair value St.George’s deposits and other liabilities, based on current interest rates for similar liabilities. The adjustment will be reversed over the estimated weighted average life of 1 year.

ee)

To fair value St.George’s debt issues, based on current spreads for similar liabilities. The fair value exercise is incomplete; management estimates that the adjustment may be a A$726 million decrease in the balance.  The adjustment will be reversed over the weighted average life of 2.5 years.

ff)

To fair value St.George’s longer dated subordinate debt, based on current spreads for similar liabilities.  The fair value exercise is incomplete; management estimates that the adjustment could be a A$150 million decrease in the balance. The adjustment will be reversed over the weighted average life of 5.5 years.

gg)	To adjust the net deferred tax asset balance for the tax consequences associated with the fair value adjustments to St.George’s tangible assets and liabilities and as a consequence of the recognition of finite life intangible assets.  The adjustment will reverse as the associated assets and liabilities are amortized.  Deferred taxes have been recognized using the Australian statutory tax rate of 30%.  No adjustment has been made to estimate the reset tax base of St.George assets for the purposes of preparing the pro forma combined financial statements as the financial effect of joining Westpac’s tax consolidated group has not been finalized.

hh)	To eliminate Westpac’s investment in St.George and to eliminate St.George’s share capital, retained earnings and other reserves that existed at the date of acquisition.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date:	11 February 2009	By:	/s/ Manuela Adl
Manuela Adl
SVP & Chief Operating Officer